Filed by: News Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fox Entertainment Group, Inc.

Commission File No. 001-14595

Set forth below is the text of a conference call hosted by News Corporation on January 10, 2005.

NEWS CORP.

January 10, 2005

8:00 a.m. CST

Coordinator	Ladies and gentlemen, thank you for standing by. And welcome to the January Investor Conference Call. At this time, all participants are in a listen-only mode. Later, there will be an opportunity for questions and comments and instructions will be given at that time. As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Executive Vice President of News Corp., Mr. Gary Ginsberg. Please go ahead.

G. Ginsberg	Thank you, operator, and good morning, everyone. And thanks for joining us on such short notice.

Two hours ago, we issued a press release, announcing that News Corp. is proposing to acquire the outstanding shares of the Fox Entertainment

Group not already owned by News. On today’s call, Dave DeVoe, News Corp.’s Chief Financial Officer, will briefly run through the mechanics and rationale behind News Corp.’s proposal and then answer your questions. With both the press and the investment community on this call, we’ll take analyst’s questions first before turning to the press.

Before I turn the call over to Dave, let me quickly run through the standard Safe Harbor. This call does not constitute an offer to sell or a solicitation to buy in connection with the proposed transaction, which will be only be made by means of an appropriate prospectus. News intends to follow a registration statement and other materials with the SEC in connection with the proposed transaction. Because it will contain important information, stockholders are urged to read this material, which, when filed, will be available free of charge at the SEC’s Web site. Stockholders may also obtain transaction-related documents for free from News and its information agent for the transaction.

On this call, we’ll make statement that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in News’ public filings with the SEC that could cause actual results to be materially different from those in the forward-looking statements. And with all that, now I’ll turn the call over to Dave DeVoe.

D. DeVoe	Thank you, Gary. And good morning, everybody. Yesterday, our board of directors approved a proposal for News Corporation to acquire all the shares of Fox Class A common stock that we don’t already own. This is a logical step for our company, particularly since our recent reincorporation to the United States and inclusion in the S&P 500 has reduced the need to have a separate U.S. listing for Fox.

But before I get into the rationale and benefits of this move, let me briefly address the mechanics of the transaction. We’ll affect the transaction through an exchange offer made directly to the Fox shareholders, followed by a short form merger between Fox and News Corporation. Fox’s Class A shareholders will receive 1.9 shares of News Corporation’s Class A common stock in exchange for each outstanding share of Fox’s Class A common stock that will be tendered in the offer.

Based on the closing price of News Corporation’s A shares on Friday, this offer represents a value of $33.54 for each Fox Class A share, a 7.4% premium to Fox’s closing price on Friday, and a 16.9% premium to Fox’s average share price in the six months prior to this announcement.

We believe Fox’s shareholders will find this valuation compelling. We also note that when the exchange offer and merger are complete, Fox’s shareholders will benefit from increased liquidity in the News Corporation’s A shares received in the exchange offer and will continue to benefit from holding a stake in the Fox assets by owning shares in News Corporation.

We expect to file offering material with the SEC today and to mail the offering materials in the near future.

The offer will be conditioned upon, amongst other things, the tender of the majority of Fox’s Class A common stock not owned by News Corporation, its affiliates, officers and directors or by officers and directors of Fox. The offer formerly expires on February 7, 2005, though we may extend it; and we expect that the Fox board of directors will form a special committee consisting of Fox directors who are not representatives of News Corporation, to consider our proposal and to make a recommendation to the Fox stockholders. However, the endorsement of the special committee is not required for the consummation of this transaction.

The offer is structured to be non-taxable to the Fox shareholders and will be accretive to News Corporation. While we believe that there is much merit in completing this transaction, we also note that we obviously already control and operate Fox through our 82% position in it, and therefore the operational benefits of this transaction are limited.

And while this transaction is obviously important to us, its completion is in no way critical, either strategically or operationally to the continued success of either company. We do believe, however, that having 100% ownership of Fox will reduce redundant public company expenses, such as audit and legal, and will allow us to allocate funds and resources more freely between Fox and our other businesses.

Overall, this transaction will be a significant milestone to the simplification of News Corporation’s capital structure and the integration of our asset portfolio and you will be able to find more information in the Registration Statement on Form S-4 that we will file with the SEC today.

In addition to Gary Ginsberg today, I have Lon Jacobs, our General Counsel, and John Nallen, who’s our Executive Vice President of Finance and we’ll all be available to answer your questions. And with that, we’ll now be happy to take your questions.

Coordinator	Our first question today comes from the line of Jessica Reif Cohen with Merrill Lynch. Please go ahead.

J. Reif Cohen	Two questions: What happens to the Fox debt that’s basically due to News Corp, does that just go away? Can you just clarify that one statement that you made that it is accretive to News Corp, on what basis, on EPS or?

D. DeVoe	Jessica, I missed your first part. Did you ask what happens to the intercompany debt?

J. Reif Cohen	Yes. If Fox’s debt is essentially intercompany debt to News Corp., does that just disappear?

D. DeVoe	Yes, in consolidation, that debt simply is eliminated in consolidation, and the transaction is accretive on an EPS basis to News Corporation.

J. Reif Cohen	On a fiscal ‘06 basis?

D. DeVoe	On a fiscal ‘05 basis.

Coordinator	Our next question is from the line of Richard Greenfield with Fulcrum Capital. Please go ahead.

R. Greenfield	Can you just comment a little bit more specifically on the size of the actual operating expenses that you might be saving that were duplicated? And then also, are there any strategic benefits of this transaction, things that you couldn’t do because you had a portion of Fox outstanding as a public company that you can now do strategically, so in a sense, this is a benefit for your strategic long-term? Thanks.

D. DeVoe	No, there are no strategic benefits at all. We already control and operate Fox so there’s nothing strategic about it. The cost savings on this transaction, I would ballpark it between $3 and $7 million.

R. Greenfield	And just following up on that – any reason why you are doing this today versus doing this in six or nine months?

D. DeVoe	Rich, this is a transaction that we looked at. I think we think it makes sense to consolidate our capital structure to simplify and as you know, the reason really – since the reincorporation of News Corp. into the United States, the logic for Fox really no longer exists. We initially took Fox public as a way to drive value into News Corporation’s stock; but because we’re a foreign company, or an Australian company, there were many shareholders who couldn’t own us. And with our reincorporation into the United States, that logic and rationale and reasons are really gone.

Coordinator	We’ll go to the line of Kathy Stepania representing Prudential. Please go ahead.

K. Stepania	A couple of questions. It doesn’t say so in the press release, but just to double-check; I’m assuming that there are no collars on the deal. And also, the second question I have was, who’s doing the Fairness Opinion for News? And could you give us a little bit more color on what multiple you believe you’re paying for the Fox shares, either on an EPS or an EBITDA basis? How you justify paying the current multiple, which by our numbers implies that you’re paying about eight times when the rest of the group is trading at about nine times? Thanks.

D. DeVoe	You have a variety of questions. Let’s see if I can remember them all. We didn’t announce who our bankers were, however, our bankers are Goldman Sachs and JP Morgan who have represented News Corporation and they will be in … the Fairness Opinion.

With respect to the valuation, I really don’t want to get into how we arrived at that, but it’s fair to say that we did an analysis internally; we relied on advice from our bankers. We believe that this is a value; that’s to say it’s a full and fair value for the Fox shareholders and it’s also a fair value for News given the benefits that we think we will get out of it.

K. Stepania	Thank you.

D. DeVoe	And there is no collar on the transaction.

Coordinator	Our next question is from the line of Mike Gallant representing CIBC. Please go ahead.

M. Gallant	Yes. I was just wondering if you comment of buying it now. And it’s been pretty well documented that the broadcast network is going through a rough patch; SPOT-TV is in pretty tough shape. They’re coming off a huge couple years on the filmed entertainment side. So I’m just curious, again, just following-up on Rich Greenfield’s question of why now and not six to nine months when things settle out a little better on that front?

D. DeVoe	I don’t think I really have a lot more to add to it. I think given that the logic to have Fox outstanding no longer really applies that we think that it makes sense to do it. And with respect to the performance, I hear the comment on the performance of the Fox assets or the future performance; but obviously, there are a lot of other assets in Fox besides its television properties.

Coordinator	Alright. Next, we’ll go to the line of Ray Katz with Bear Stearns. Please go ahead.

R. Katz	Could you explain to us exactly why the committee of independent directors’ approval is not necessary to complete the merger?

D. DeVoe	I will ask our General Counsel, Mr. Jacobs, to answer that question.

L. Jacobs	This exchange offer, followed by the short-form merger does not require a negotiation. It simply requires that the special committee at Fox make the recommendation either for or against the tender or they can remain neutral.

R. Katz	And would News Corp. be willing to go ahead with the short-form merger if the independent directors…

L. Jacobs	If we get a majority of the minority tender, we are committed to go forward with the short-form merger.

Coordinator	Does that answer your question, Mr. Katz?

D. DeVoe	Operator? I think we should take the next question.

Coordinator	Alright. Next, we’ll go to the line of Oliver Ansted.

O. Ansted	Thank you. Just a quick question. I was wondering if you could just speak to why no cash was used in the deal. It looks as though from a News Corp. perspective at least on my numbers, that it would have been a little bit more accretive to use cash, just given your very comfortable cash situation at the moment. Can you just speak to why you didn’t choose to use any cash on the deal?

D. DeVoe	I think there are two reasons; first, we think that there’s a very large benefit to the existing Fox shareholders to continue to have a stake in the Fox assets through News Corporation by taking the News Corp. stock. Secondly, the issue in stock only allows us to do this transaction on a non-taxable basis.

Coordinator	Our next question is from the line of David Joyce with JB Hiner & Company. Please go ahead.

D. Joyce	Thank you. Just quickly, if you could go through how this is accretive, what is going on below the EBITDA line? This pertains more to the interest expense, equity income and affiliates.

D. DeVoe	It’s simply a matter of taking the number of shares that we’re issuing and what are we getting? We’re getting essentially 18% of the earnings at Fox and we took that and go through the numbers. It becomes accretive to News Corporation. Next question?

Coordinator	Your next question will be from the line of Jill Crudick with Smith Barney. Please go ahead.

G. Coleman	It’s George Coleman. I’m just wondering whether you could talk, David, please, what’s the current commonality or crossover of shareholdings between Fox and News Corp. at this point…minority, obviously.

D. DeVoe	Obviously, there’s a crossover, George, of shareholders, it’s hard for me.

M	You’d have to quantify it.

D. DeVoe	I can’t quantify it for you on the call here. If you want to give Gary or Reed a call later, they can do that for you. We’ll take the next question, please.

Coordinator	Okay. The next question will come from the line of David Meller with Sanders, Morris, Harris. Please go ahead.

D. Meller	Given the underperformance of the shares in 2004, correct me if I’m wrong, I think you guys as Fox were up 5% in 2004; S&P was up 9%. The 7.4% premium you announced this morning seems a little thin – no offense. The stock is already asking $33.95 here at pre-market trading. It seems like the market may be expecting you guys to up your offer. What would have to happen over the next five or six weeks or so for you to consider increasing your price? Thanks.

D. DeVoe	Nothing. We think it’s a full and fair offer as I said earlier with respect to Fox and the offer stands.

D. Meller	Okay. Thanks very much.

Coordinator	Our next question will come from the line of Andy Baker with Cathay Financial. Please go ahead.

A. Baker	Thank you. Good morning. Just a question on the timing. How long do you think it will take for the special committee to get a recommendation put together; and then how long after that do you anticipate keeping the offer open before closing the offer?

D. DeVoe	Lon, do you want to talk to that?

L. Jacobs	Yes. Under the SEC rules, they’re required to respond within 10 business days on a Form 14-D-9, and that’s essentially the timing. They can, obviously, issue a statement that they’re not ready to respond, but the 10 business days are what they are formerly required to respond to.

A. Baker	So you think you can close this whole transaction in 30 days roughly?

L. Jacobs	There are a lot of variables; we need to file an S-4 form with the SEC and get comments back from the SEC, but that’s the primary gating item.

A. Baker	Alright. Thank you.

Coordinator	We’ll go to the line of Alan Grold with Nexis. Please go ahead.

A. Grold	A quick question procedurally, you have two or three independent board members, Mr. Cotsakos, Mr. Powers and is Mr. Jones still on the board?

D. DeVoe	No, we have two board members at present. Mr. Jones has left the board.

A. Grold	Okay, so those first two gentlemen will be the independent board deciding on the recommendation.

D. DeVoe	Yes. They would be the two members of the independent committee, yes.

A. Grold	And theoretically, they could recommend against the offer if the majority of the minority tender their shares, the deal would still go through as is.

D. DeVoe	That’s correct. Yes.

Coordinator	Next, we’ll go to the line of Scott Suprelli with Copper R Capital. Please go ahead.

S. Suprelli	Good morning. We’ve been long-time shareholders of Fox and have debated whether to express our bullish view on Fox through News or Fox, and ultimately decided on owning Fox really relying on the confidence that the terms of any exchange would be fair, which gets back to this question of what’s the fair price for Fox shares. I would echo the earlier comment that the premium seems a little bit skinny, based on a number of factors.

First, the premiums paid in M&A transactions including purchases of minority stubs would come in materially higher than 7%. Secondly, if you benchmark Fox versus Viacom and Time Warner on a pre-cash flow multiple, you’re looking at a price that’s closer to $41 than the current price offered.

And I guess I would just ask whether the fair terms of exchange might be that price at which there is no accretion to News Corp. in the acquisition in the sense that isn’t that the right price to not allow any value transfer by reason of merger between these two entities? Thanks.

D. DeVoe	No. Again, you have to look at this in a variety of ways. Again, we think it’s a fair and a full price and if you look at the premium and however you want to benchmark it; first of all, Fox is trading at a 52-week high. If you look at the premium that we’re offering with respect to Fox, it headlines to the 7.4% to the close on Friday. But if you look at it over the past – whether it’s three months, 11.5% premium; if you look at it over six months, it’s 16.5% premium; if you look at it over twelve months, it’s an 18% premium. So I think it’s a full and a fair price. Next question.

Coordinator	Our next question is from the line of David Goldsmith with DSG Capital. Please go ahead.

(Background noise)

D. Goldsmith	I’m just wondering whether the timing of this transaction is somehow related to a potential negotiations with Liberty Media where you now have one class of stock and perhaps you can trade stocks assets … limiting the assets?

D. DeVoe	No. This transaction doesn’t have any bearing on any other transaction. This transaction stands alone.

Coordinator	Next, we’ll go to the line of Summit Siegel with Credit Suisse First Boston. Please go ahead.

S. Siegel	Yes. Could you talk us through the process and the timing of each of the steps you talked about, the planning and so on and the special committee having 10 business days to respond, when would you be filing the S-4’s and what are the other steps in the process?

D. DeVoe	We’ll be filing the S-4 this afternoon but Lon, do you want to go through this?

L. Jacobs	Sure. The S-4 will be filed today. We’ll be meeting with the Fox board later today. Ideally, they will form the special committee and make a response. And we’re required to keep the offer open for 20 business days; as Dave said, that would officially expire February 7th and it really depends on the timing and the extent of the SEC comments. Once we’ve been declared effective by the SEC, we’ll finalize the exchange offer and then go immediately to a short-form merger if we get the majority of the minority.

G. Ginsberg	Operator? We have time for one more investor question and then we’ll go to the press bridge.

Coordinator	Alright. Our final question today comes from the line of Everen Urgent with Lehman Brothers. Please go ahead.

E. Urgent	Could you clarify once again, the majority of minority condition? Is that the majority of the Class A minority shareholders, or the entire equity capital?

D. DeVoe	That’s the majority of the Class A shareholders – the majority of the public shares that are outstanding.

E. Urgent	Thank you.

G. Ginsberg	Okay, Operator. Let’s conclude the investor call, please and we’ll move to the press call. Thank you very much everyone, for joining us on the investor call. We appreciate you getting up so early to join us. And if you have any other questions, feel free to call me or Reed or Craig Felenstein the office here in New York. Thank you.

Coordinator	One moment. Alright. One moment for your first question. And we have a question from the line of David Williams with ASP. Please go ahead.

D. Williams	I wasn’t here for the beginning of the investor call. I just wonder if you could just give me a dollar figure of what your estimate of the stock offer is based on the last closing price?

D. DeVoe	You’re talking about the Fox price? $33.54.

D. Williams	Yes, but what’s the total value of your bid in cash terms?

D. DeVoe	It’s $5.83 billion.

Coordinator	And there are no other questions in queue at this time.

G. Ginsberg	There’s no questions in the press queue, Operator?

Coordinator	Actually, we just had one more queue up and it’s from the line of Ken Lee

(Persons speaking simultaneously)

G. Ginsberg	I’m sorry, Operator. We’re supposed to be in the press queue. Is this the press queue?

Coordinator	Yes, we are. That’s correct. And the next question is from the line of Ken Lee from Reuters. Please to ahead.

K. Lee	I’m wondering what percentage of News Corp. will current Fox shareholders now own if the deal goes through.

D. DeVoe	I don’t really have that number. Is that about 12%, John?

J. Nallen	No, it’s about 10.

D. DeVoe	It’s about 10%. Slightly more than 10%.

K. Lee	Around 10%?

D. DeVoe	Yes.

M	That’s correct.

K. Lee	Okay, great. Just wondering here, if, hypothetically, Liberty Media makes a play for the Fox shares, would that trigger the poison pill?

D. DeVoe	If Liberty Media makes a play for the Fox shares? No.

K. Lee	It would not trigger the poison pill?

(People speaking simultaneously).

D. DeVoe	The answer is it would not.

K. Lee	Okay, great. Thank you.

Coordinator	And gentlemen, there are no other questions for the press queue at this time.

G. Ginsberg	Okay. Thank you very much, operator.

D. DeVoe	Thank you.

M	Thank you everybody for joining us.

Coordinator	Thank you. And ladies and gentlemen, that does conclude our conference for today. You may now disconnect.